Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2017

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2017

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	September 30,
	2016	2017
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	2,469	6,712
Short-term bank deposits	33,154	48,295
Prepaid expenses	255	282
Other receivables	223	558
Total current assets	36,101	55,847

NON-CURRENT ASSETS
Long-term prepaid expenses	52	60
Long-term investment	-	1,000
Property and equipment, net	2,605	2,365
Intangible assets, net	181	6,855
Total non-current assets	2,838	10,280
Total assets	38,939	66,127

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	93	93
Accounts payable and accruals:
Trade	2,590	4,349
Other	978	1,084
Total current liabilities	3,661	5,526
NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	250	180
Warrants	1	1,396
Total non-current liabilities	251	1,576
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,912	7,102

EQUITY
Ordinary shares	1,513	2,809
Share premium	199,567	239,606
Other comprehensive loss	(1,416)	(1,416)
Capital reserve	10,569	10,227
Accumulated deficit	(175,206)	(192,201)
Total equity	35,027	59,025
Total liabilities and equity	38,939	66,127

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended September 30,		Nine months ended September 30,
	2016	2017	2016	2017
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(2,954)	(5,654)	(8,233)	(13,306)
SALES AND MARKETING EXPENSES	(409)	(249)	(928)	(1,218)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,125)	(1,154)	(2,968)	(3,028)
OPERATING LOSS	(4,488)	(7,057)	(12,129)	(17,552)
NON-OPERATING INCOME (EXPENSES), NET	(14)	(333)	182	(342)
FINANCIAL INCOME	172	153	403	914
FINANCIAL EXPENSES	(4)	(6)	(12)	(15)

NET LOSS AND COMPREHENSIVE LOSS	(4,334)	(7,243)	(11,556)	(16,995)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.08)	(0.07)	(0.21)	(0.20)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	56,426,202	101,874,372	55,912,486	85,106,723

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary shares	Share premium	Other comprehensive loss	Capital reserve	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2016	1,455	196,201	(1,416)	10,735	(159,365)	47,610
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2016:
Issuance of share capital, net	4	1,591	-	-	-	1,595
Employee stock options exercised	1	128	-	(128)	-	1
Employee stock options forfeited and expired	-	460	-	(460)	-	-
Share-based compensation				959		959
Comprehensive loss for the period	-	-	-	-	(11,556)	(11,556)
BALANCE AT SEPTEMBER 30, 2016	1,460	198,380	(1,416)	11,106	(170,921)	38,609

	Ordinary shares	Share premium	Other comprehensive loss	Capital reserve	Accumulated deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2017	1,513	199,567	(1,416)	10,569	(175,206)	35,027
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2017:
Issuance of share capital, net	1,295	38,388	-	-	-	39,683
Employee stock options exercised	1	326	-	(326)	-	1
Employee stock options forfeited and expired	-	1,325	-	(1,325)	-	-
Share-based compensation	-	-	-	1,309	-	1,309
Comprehensive loss for the period	-	-	-	-	(16,995)	(16,995)
BALANCE AT SEPTEMBER 30, 2017	2,809	239,606	(1,416)	10,227	(192,201)	59,025

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2016	2017
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(11,556)	(16,995)
Adjustments required to reflect net cash used in operating activities (see appendix below)	1,128	2,772
Net cash used in operating activities	(10,428)	(14,223)

CASH FLOWS - INVESTING ACTIVITIES
Long-term investment	-	(1,000)
Investments in short-term deposits	(28,978)	(48,029)
Maturities of short-term deposits	36,480	33,327
Purchase of property and equipment	(164)	(109)
Purchase of intangible assets	(24)	(3,721)
Net cash provided by (used in) investing activities	7,314	(19,532)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital and warrants, net of issuance costs	1,595	37,761
Repayments of bank loan	(72)	(70)
Proceeds from exercise of employee stock options	1	-
Net cash provided by financing activities	1,524	37,691

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,590)	3,936
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	5,544	2,469
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	60	307
CASH AND CASH EQUIVALENTS - END OF PERIOD	4,014	6,712

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Nine months ended September 30,
	2016	2017
	in USD thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	368	381
Long-term prepaid expenses	4	(8)
Interest and exchange rate differences on short-term deposits	(277)	(439)
Share-based compensation	959	1,309
Warrant issuance costs	-	17
Exchange differences on cash and cash equivalents	(60)	(307)
Loss (gain) on adjustment of warrants to fair value	(179)	316
	815	1,269

Changes in operating asset and liability items:
Decrease (Increase) in prepaid expenses and other receivables	14	(362)
Increase in accounts payable and accruals	299	1,865
	313	1,503
	1,128	2,772

Supplementary information on interest received in cash	310	378
Supplementary non-cash investment (see Note 4b)	-	2,985

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, from pre-clinical development to advanced clinical trials, primarily in the fields of oncology and immunology.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have been traded on the NASDAQ Capital Market.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately-held company incorporated in the United Kingdom focusing on the field of immuno-oncology. See Notes 4b and 6.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions in the past, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of September 30, 2017, and for the three and nine months then ended, were approved by the Board of Directors on November 21, 2017, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2017 and for the three and nine months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2016 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three and nine months ended September 30, 2017 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2016 and for the year then ended.

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS

a.	Share purchase agreement with Lincoln Park Capital

In May 2014, BioLineRx and Lincoln Park Capital Fund (“LPC”) entered into a $20 million, 36-month purchase agreement, whereby LPC agreed to purchase, from time to time, up to $20 million of BioLineRx’s ADSs, subject to certain limitations, during the 36-month term of the purchase agreement.

During the nine months ended September 30, 2017, BioLineRx issued a total of 2,124,952 ADSs to LPC for aggregate gross proceeds of $2,130,000. In connection with these issuances, a total of 53,124 ADSs was issued to LPC as a commitment fee and a total of $43,000 was paid to Oberon Securities as a finder’s fee. The purchase agreement with LPC expired in accordance with its terms on July 1, 2017.

b.	Share issuance to Agalimmune shareholders

In March 2017, in connection with the Agalimmune acquisition, the Company issued 2,550,935 ADSs to the shareholders of Agalimmune. See Note 7.

c.	Underwritten public offering

In April 2017, the Company completed an underwritten public offering of approximately 33.8 million ADSs at a public offering price of $0.85 per ADS. The offering raised a total of $28.8 million, with net proceeds of approximately $26.2 million, after deducting fees and expenses.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 4 – ISSUANCES OF SHARE CAPITAL AND WARRANTS (cont.)

d.	Direct placement of share capital and warrants to BVF

In July 2017, the Company completed a direct placement to BVF Partners L.P., its largest shareholder, for aggregate gross proceeds of $9.6 million. The placement consisted of 8,495,575 ADSs, Series A warrants to purchase an additional 2,973,451 ADSs and Series B warrants to purchase an additional 2,973,451 ADSs. The Series A warrants have an exercise price of $2.00 per ADS and are exercisable for a term of four years. The Series B warrants have an exercise price of $4.00 per ADS and are also exercisable for a term of four years. Net proceeds from the transaction were approximately $9.5 million, after deducting fees and expenses.

The warrants issued have been classified as a non-current financial liability due to a net settlement provision. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then current price of an ADS, a risk-free interest rate of 1.66% and an average standard deviation of 57.8%. The fair value of the warrants as of September 30, 2017 was based on the then current price of an ADS, a risk-free interest rate of 1.79% and an average standard deviation of 57.5%.

The amount of the direct placement consideration initially allocated to the warrants was approximately $1.1 million. Total issuance costs allocable to the warrants was not material. The change in fair value from the date of issuance through September 30, 2017, amounting to approximately $0.3 million, has been recorded as non-operating expense on the statement of comprehensive loss.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – SHAREHOLDERS’ EQUITY

As of December 31, 2016 and September 30, 2017, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	September 30,
	2016	2017

Authorized share capital	150,000,000	250,000,000

Issued and paid-up share capital	57,033,355	104,115,833

	In USD and NIS
	December 31,	September 30,
	2016	2017

Authorized share capital (in NIS)	15,000,000	25,000,000

Issued and paid-up share capital (in NIS)	5,703,336	10,411,583

Issued and paid-up share capital (in USD)	1,513,294	2,809,076

NOTE 6 – LONG-TERM INVESTMENT

The long-term investment represents the Company’s $1.0 million investment, completed in September 2017, in iPharma (H.K.) Limited (“iPharma”), a joint venture with I-Bridge Capital, a Chinese venture capital fund focused on developing innovative therapies in China. iPharma is focusing on the development of innovative clinical and pre-clinical therapeutic candidates to serve the Chinese and global healthcare markets. iPharma expects to raise the funds needed to develop its pipeline primarily from third-party investors.

NOTE 7 – AGALIMMUNE ACQUISITION

In March 2017, the Company acquired substantially all the outstanding shares of Agalimmune Ltd. for initial consideration of approximately $6.0 million, of which $3.0 million was in cash and the remainder in the Company’s ADSs. The acquisition expanded the Company’s pipeline to include Agalimmune’s primary asset, AGI-134, a novel immuno-oncology agent for various cancer indications at the near-clinical stage of development. Due in part to the early stage of development of AGI-134 and other elements evaluated by the Company’s management as required by IFRS, the acquisition has been accounted for in the Company’s financial statements as an asset transaction. Total costs associated with bringing the asset into the Company’s pipeline include additional expenses of approximately $0.7 million, resulting in a total increase in intangibles reflected in the Company’s financial statements of approximately $6.7 million as of September 30, 2017.

Additional consideration may be due to Agalimmune shareholders based on certain development and commercial milestones, including future sales of Agalimmune products.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 8 – EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

In October 2017, the Company entered into an at-the-market (“ATM”) sales agreement with BTIG, LLC (“BTIG”), pursuant to which the Company may, at its sole discretion, offer and sell through BTIG, acting as sales agent, ADSs having an aggregate offering price of up to $30 million throughout the period during which the ATM facility remains in effect. The Company will pay BTIG a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. As of the date of these financial statements, the available balance under the facility is $30 million.